United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces expiration and results of cash tender offers for notes due 2026, 2034, 2032, 2039, 2036 and 2042

Rio de Janeiro – June 9, 2022 – Vale S.A. (“Vale”), Vale Canada Limited (“Vale Canada”) and Vale Overseas Limited (“Vale Overseas,” and together with Vale and Vale Canada, the “Offerors”) announce the expiration of the previously announced offers to purchase (the “Offers”) with respect to any and all of the Notes issued by the Offerors of the series set forth in the table below (the “Notes” and each a “series” of Notes).

The Offerors also announce the expiration date results of the Offers as of the Expiration Date (as defined below) as set forth in the table below, including the aggregate principal amount of Notes validly tendered and accepted in such Offers, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered at or prior to the Expiration Date:

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Acceptance Priority Level	Consideration(1)	Principal Amount Tendered(2)	Principal Amount Accepted(2)	Principal Amount Reflected in Notices of Guaranteed Delivery
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	$1,705,706,000	1	$1,075.42	$959,616,000	$959,616,000	$11,289,000
Vale Overseas	8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	$681,486,000	2	$1,219.43	$40,149,000	$40,149,000	$6,650,000
Vale Canada	7.200% Debentures due 2032	CUSIP: 453258AP0 ISIN: US453258AP01	$296,674,000	3	$1,131.42	$17,628,000	$17,628,000	-
Vale Overseas	6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	$1,331,222,000	4	$1,124.29	$80,703,000	$80,703,000	$8,533,000
Vale Overseas	6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	$1,618,987,000	5	$1,115.14	$160,239,000	$160,239,000	$20,000
Vale S.A.	5.625% Notes due 2042	CUSIP: 91912EAA3 ISIN: US91912EAA38	$520,405,000	6	$980.84	$29,113,000	$29,113,000	$47,000

(1)	Per $1,000 principal amount. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the Settlement Date (as defined below).
(2)	The amounts do not include the principal amount of Notes with respect to which holders have delivered notices of guaranteed delivery.

The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated June 3, 2022 (the “Offer to Purchase”) relating to the Notes and the accompanying notice of guaranteed delivery. The Offers expired at 5:00 p.m., New York City time, today (the “Expiration Date”). The settlement date with respect to the Offers is expected to occur on June 14, 2022 (the “Settlement Date”).

In order to be eligible to participate in the Offers, holders of Notes who delivered notices of guaranteed delivery prior to the Expiration Date must deliver such Notes no later than 5:00 p.m., New York City time, on June 13, 2022 (the “Guaranteed Delivery Date”), pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase).

The Offerors’ obligation to accept Notes tendered in the Offers is subject to the terms and conditions of the Offer to Purchase, which is hereby amended to increase the maximum aggregate principal amount of Notes that the Offerors will purchase pursuant to the Offers from US$1,000,000,000 to US$1,313,987,000 (as amended, the “Maximum Purchase Amount”). As a result, on the terms and subject to the conditions set forth in the Offer to Purchase, as amended, the Offerors have accepted for purchase all of the Notes validly tendered, and expect to accept all of the Notes validly delivered on or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures.

The aggregate principal amount of Notes that will be purchased by the Offerors on the Settlement Date is subject to change based on deliveries of Notes pursuant to the Guaranteed Delivery Procedures. The aggregate principal amount of Notes accepted and expected to be accepted in the Offers, excluding any premium and accrued and unpaid interest, will be approximately US$1,313,987,000.

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date have been satisfied.

Vale has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as tender and information agent for the Offers.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers were made only by, and pursuant to the terms of, the Offer to Purchase. The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should have tendered or refrained from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 09, 2022		Head of Investor Relations